UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Sales Agreement

On March 17, 2026, Kazia Therapeutics Limited., an Australian public company limited by shares (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Leerink Partners LLC (“Leerink Partners”), pursuant to which the Company may issue and sell, from time to time, American Depositary Shares (the “ADSs”), each representing five hundred (500) fully paid ordinary shares of the Company, no par value per share (the “Ordinary Shares”), through or to Leerink Partners, acting as agent or principal. In connection with entering into the Sales Agreement, the Company terminated the at-the-market offering agreement, dated July 25, 2025, by and among the Company and Rodman & Renshaw LLC related to its prior at-the-market offering.

Subject to the terms and conditions of the Sales Agreement, Leerink Partners will use its commercially reasonable efforts consistent with its normal trading and sales practices to place all of the ADSs requested to be sold by the Company. The Company will pay Leerink Partners a commission rate equal to 3.0% of the gross proceeds from the sale of ADSs sold pursuant to the Sales Agreement. The Company has provided Leerink Partners with customary representations, warranties, covenants, and indemnification rights.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations.

The ADSs will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-294392) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (“SEC”) on March 18, 2026, the base prospectus contained within the Registration Statement, and a prospectus supplement that was filed with the SEC on March 18, 2026 in connection with the offer and sale of the ADSs pursuant to the Sales Agreement (the “Prospectus Supplement”). The ADSs may only be offered and sold by means of a prospectus, including a prospectus supplement, forming part of the effective Registration Statement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to the Company’s Registration Statement on Form F-3 (File No. 333-294392).

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K and Exhibit 99.1 hereto into the registration statement on Form F-3 of Kazia Therapeutics Limited.(File No. 333-294392) (including any prospectuses forming a part of such registration statement) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 16, 2026 AEDT, Kazia Therapeutics Limited (the “Company”) reported its unaudited half-year results for the six months ended December 31, 2025, a copy of which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Half-year report for the six months ended December 31, 2025

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: March 30, 2026

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